EXHIBIT 99.1

Gildan Activewear Reports on Shareholders’ Voting Results

Montréal, Thursday, May 5, 2022 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that the eleven nominees proposed as directors in its management proxy circular dated March 8, 2022 were elected as directors of the Company by a majority of the votes cast by the shareholders or represented by proxy at its virtual annual meeting of shareholders held on May 5, 2022 in Montréal. Gildan also notes that a majority of shareholders voted for the non-binding advisory vote on Executive Compensation (“Say on Pay”), and the reappointment of its auditors.

The voting results are detailed below:

	FOR		WITHHELD/AGAINST
	Number	%	Number	%
Resolution 1
Election of Directors
Donald C. Berg	160,877,944	99.85%	237,274	0.15%
Maryse Bertrand	147,809,518	91.74%	13,305,701	8.26%
Dhaval Buch	158,785,600	98.55%	2,329,617	1.45%
Marc Caira	156,150,357	96.92%	4,964,860	3.08%
Glenn J. Chamandy	160,017,966	99.32%	1,097,252	0.68%
Shirley E. Cunningham	157,727,624	97.90%	3,387,594	2.10%
Russell Goodman	158,068,626	98.11%	3,046,591	1.89%
Charles M. Herington	155,527,074	96.53%	5,588,143	3.47%
Luc Jobin	156,642,129	97.22%	4,473,089	2.78%
Craig A. Leavitt	159,357,557	98.91%	1,757,660	1.09%
Anne Martin-Vachon	157,411,310	97.70%	3,703,908	2.30%
Resolution 2
Say on Pay	148,753,541	92.33%	12,361,673	7.67%
Resolution 3
Appointment of Auditors	144,985,209	88.78%	18,319,805	11.22%

About Gildan

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. The Company’s product offerings include activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

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Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com